Exhibit 11

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30, 2012	Year Ended June 30, 2011	Year Ended June 30, 2010
	(In Thousands, Except Per Share Data, Unaudited)

Income available to common stockholders	$5,078	$7,851	$6,812

Weighted average shares outstanding	66,495	67,118	67,920

Basic earnings per share	$0.08	$0.12	$0.10

Income for diluted earnings per share	$5,078	$7,851	$6,812

Total weighted average common shares and equivalents outstanding for diluted computation	66,495	67,118	67,920

Diluted earnings per share	$0.08	$0.12	$0.10